[redacted]

SECURIT 04013458 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ePLANNING Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3017 Douglas Blvd. Suite 250
(No. and Street)

Roseville, (City) CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Kinkade 415 883-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

700 University Avenue, Suite 110, Sacramento, CA 95825
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford N. Gamble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ePLANNING Securities, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

SHERRY J. IRONS
Comm. # 1480943
NOTARY PUBLIC - CALIFORNIA
Placer County
My Comm. Expires APR. 6, 2008

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ePLANNING
Securities, Inc.

Financial Statements

July 31, 2004 and 2003

ePLANNING Securities, Inc.

Table of Contents

July 31, 2004 and 2003

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

We have audited the statements of financial condition of ***ePLANNING Securities, Inc.***, as of July 31, 2004 and 2003, and the related statements of operations and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***ePLANNING Securities, Inc.***, as of July 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a history of net losses through 2002 resulting in a retained deficit of $1,655,538 as of July 31, 2004. Cash to fund operating losses has been provided from contributions to capital by the Company's Parent with the most recent contribution received during the year ended July 31, 2003. In December 2000, the Company's Parent substantially discontinued its operations, other than holding its interest in the Company and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Sacramento, California
September 21, 2004

ePLANNING Securities, Inc.

Statement of Financial Condition

July 31,		*2004*		*2003*
ASSETS				
Cash	$	489,586	$	515,551
Commissions Receivable		321,044		102,180
Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $41,732		24,183		3,790
Deposit with Clearing Organization		101,728		101,165
Due from wholly-owned subsidiary of the Parent Company		--		3,500
Other assets		66,237		922
Total assets	$	1,002,778	$	727,108
LIABILITIES				
Accounts Payable and Accrued Liabilities	$	517,086	$	246,614
Due to Parent Company		--		10,857
Due to a Wholly-Owned Subsidiary of the Parent Company		83		2,696
Total liabilities		517,169		260,167
STOCKHOLDER'S EQUITY				
Common stock – no par value; authorized 1,000,000 shares; outstanding 1,000 shares		1,000		1,000
Additional paid in capital		2,140,147		2,140,147
Accumulated deficit		(1,655,538)		(1,674,206)
Total stockholder's equity		485,609		466,941
Total liabilities and stockholder's equity	$	1,002,778	$	727,108

ePLANNING Securities, Inc.

Statement of Operations

For the Years Ended July 31,	*2004*	*2003*
REVENUE:		
Commissions	$ 7,970,255	$ 5,684,030
Fee income	608,373	677,243
Other	204,554	117,756
Total revenue	8,783,182	6,479,029
COST OF REVENUES:		
Commissions	7,071,796	5,019,409
Clearance and exchange fees	139,243	131,145
Total cost of revenues	7,211,039	5,150,554
Gross profit	1,572,143	1,328,475
OPERATING EXPENSES:		
Employee compensation and benefits	870,309	770,797
Communications	51,724	38,560
Occupancy expenses	62,626	62,398
Compliance and regulatory fees	255,328	236,263
Office and administration	89,938	98,568
Professional services and other	109,848	88,809
Total expenses	1,439,773	1,295,395
Income before Income Taxes	132,370	33,080
Provision for Income Taxes	11,702	3,586
Net Income	$ 120,668	$ 29,494

See accompanying notes

ePLANNING Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended July 31, 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning Balance, July 31, 2002	$ 1,000	$ 1,890,147	$ (1,668,046)	$ 223,101
Capital contribution	--	250,000	--	250,000
Dividends	--	--	(35,654)	(35,654)
Net income	--	--	29,494	29,494
Ending Balance, July 31, 2003	1,000	2,140,147	(1,674,206)	466,941
Capital contribution	--	--	--	--
Dividends paid	--	--	(102,000)	(102,000)
Net income	--	--	120,668	120,668
Ending Balance, July 31, 2004	$ 1,000	$ 2,140,147	$ (1,655,538)	$ 485,609

ePLANNING Securities, Inc.

Statement of Cash Flows

For the Years Ended July 31,	*2004*	*2003*
Cash Flows from Operating Activities		
Net income	$ 120,668	$ 29,494
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,463	13,607
(Increase) in deposit with clearing organization	(562)	(947)
(Increase) in other assets	(65,315)	(922)
(Increase) decrease in commissions receivable	(218,864)	33,041
(Increase) decrease in due from a wholly-owned subsidiary of the Parent Company	3,500	(3,500)
(Decrease) in payable to clearing organization	--	(3,961)
Increase in accounts payable and accrued liabilities	270,472	26,890
(Decrease) in due to Parent	(10,856)	(4,571)
Increase (decrease) in due to a wholly-owned subsidiary of the Parent Company	(2,614)	1,193
Net cash provided by operating activities	101,892	90,324
Cash Used in Investing Activities		
Purchase of equipment and leasehold improvements	(25,857)	(2,325)
Net cash used in investing activities	(25,857)	(2,325)
Cash Provided by Financing Activities		
Receipt of additional paid in capital	--	250,000
Dividend paid to shareholder	(102,000)	(35,654)
Net cash (used in) provided by financing activities	(102,000)	214,346
Net (Decrease) Increase in Cash	(25,965)	302,345
Cash, Beginning of Period	515,551	213,206
Cash, End of Period	$ 489,586	$ 515,551
Supplemental Information		
Income taxes paid	$ 6,251	$ 800

See accompanying notes

1. ORGANIZATION:

ePLANNING Securities, Inc. (the Company) was incorporated under the laws of the State of California on August 6, 1998. In November 1998, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. On February 12, 1999, the Company became a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ePLANNING, Inc. (the Parent).

The Company is engaged in a single line of business as a broker-dealer of investment instruments. The Company sells third party mutual funds, variable insurance products, private placement securities and publicly traded securities through registered representatives. Trades of publicly traded securities are executed on behalf of customers and are processed by a clearing organization on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash. For purposes of reporting cash flows, the Company defines "cash" as cash and cash investments with maturities of three months or less when purchased. At July 31, 2004, the Company had cash deposits with financial institutions which exceeded federally insured limits.

Commissions Receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. There was no allowance for doubtful accounts at July 31, 2004 or 2003.

Equipment and Leasehold Improvements. Equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis using an estimated useful life of five years for equipment. Leasehold improvements are amortized over the lesser of the useful life of the improvements or the term of the lease.

Revenue Recognition. Commission income and related commission expense on insurance and annuity products are recorded on policy issuance dates, based on information provided by insurance carriers. Commission income and related commission expense and clearing expense related to transactions of publicly traded securities are recorded on a settlement date basis, which approximates a trade date basis. Commissions and fees in connection with private placement security sales are recorded when minimum funding required by the transaction has been raised and no contingencies remain that could require refund of amounts received.

Advertising Expense. The Company records advertising as an expense when incurred. For the years ended July 31, 2004 and 2003, advertising expense amounted to $1,490 and $305, respectively.

Income Taxes. The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Assessment is made of the likelihood of realization of deferred tax assets and, if impairment is more likely than not, an allowance to reduce deferred tax assets is provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*):

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting. The financial statements have been prepared using accounting principles generally accepted in the United States applicable to a going concern. The Company has a history of net losses resulting in a retained deficit of $1,655,538 at July 31, 2004. Cash to fund operating losses was provided from contributions to capital by the Company's Parent with the most recent contribution received during the year ended July 31, 2003. In December 2000, the Company's Parent substantially discontinued its operations, other than its interest in the Company, and, consequently, has no resources to support the Company other than by raising additional equity capital on behalf of the Company.

The Company improved the results of operations in 2004. Management believes that the Company will have sufficient cash resources to carry out planned operations during the year ending July 31, 2005, taking into account: (i) liquid assets at July 31, 2004 in excess of required minimum net capital and (ii) the Company's estimate of cash flow during the year ending July 31, 2005. However, it is uncertain whether management's plans will be achieved.

3. DEPOSIT WITH CLEARING ORGANIZATION:

The deposit with the clearing organization was maintained in a proprietary account (PAIB account) pursuant to a written agreement between the Company as the introducing broker-dealer and the clearing organization as the clearing broker-dealer. Under the agreement the clearing broker-dealer agrees to perform a computation for PAIB assets in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 and the modification and exclusions set forth in the SEC PAIB no-action letter dated November 3, 1998. Therefore, the deposit is treated as an allowable asset in the computation of net capital under the SEC Rule 15c3-1.

The clearing broker-dealer has a security interest in assets of the PAIB account of the Company.

4. RECLASSIFICATION

Certain amounts in the 2004 financial statements were reclassified to conform to the 2004 presentation. The reclassification had no effect on net income or equity.

5. PROVISION FOR INCOME TAXES:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 38,977	$ --	$ 38,977
Less net operating loss utilized, federal	(38,977)		(38,977)
State income taxes	11,702	--	11,702
Total	$ 11,702	$ --	$ 11,702

For income tax purposes there is a net operating loss carryforward of $1,440,000 for federal that expires in 2020 and 2021 and $1,268,000 for California purposes that expires in 2013 and 2014. The State of California has suspended utilization of net operating loss carryforwards until the Company's fiscal year ending July 31, 2005. An allowance of $591,300 and $633,400 at July 31, 2004 and 2003, respectively, a change of $42,100, has been provided equal to the deferred tax asset associated with temporary differences, consisting primarily of the net operating loss carried forward, because the historical losses of the Company bring into doubt whether it is more likely than not that the Company will realize the deferred tax assets.

The effective tax rate is less than the applicable statutory federal tax rate because of a reduction in the allowance against deferred tax assets resulting from utilization of net operating losses carried forward from prior years which effect is partially offset by state taxes.

6. RELATED PARTY TRANSACTIONS:

The Company provided administrative services to the Parent without charge. The Company also provided personnel, communication, and administrative services to ePLANNING Advisors, Inc. (a wholly-owned subsidiary of the Parent), for which the Company charged a management fee of $29,500 and $39,400 for the years ended July 31, 2004 and 2003, respectively.

The Company paid rental expenses for office equipment used by the Company but that were leased by the Parent in the amount of $16,026 for the year ended July 31, 2003. No rental expenses were incurred during the year ended July 31, 2004 in connection with this office equipment.

The Company received commission income of approximately $3,011,000 and $1,570,000 during the years ended July 31, 2004 and 2003, respectively, from entities controlled by a shareholder of the Company's Parent.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined.

At July 31, 2004, the Company's net capital under the Securities and Exchange Uniform Net Capital Rule (15c3-1) was $322,897, which was $272,897 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At July 31, 2004, the Company's aggregate indebtedness to net capital ratio was 1.61 to 1.

8. EXEMPTION FROM SEC RULE 15c3-3:

Management believes that the Company has complied with provisions for exemption from certain provisions of SEC Rule 15c3-3 during the year ended July 31, 2004. The Company clears all of its securities transactions through a clearing broker-dealer (Bear Stearns Securities Corporation) on a fully disclosed basis, and holds no customer funds or securities. Accordingly, it is exempt under regulation 15c3-3 section (k)(2)(ii) from reserve requirements and certain other reporting requirements under SEC Rule 15c3-3.

9. CONCENTRATION:

Two groups of registered representatives accounted for approximately 53% and 49% of commission income during the year ended July 31, 2004 and 2003, respectively.

10. LEASE COMMITMENT:

At the end of the year ended July 31, 2004, the Company's office lease expired and the Company entered into a lease for another facility. Under the new lease, the Company has an operating lease on its office facility expiring on August 31, 2009. The Company holds options to extend the lease for an additional five-year term. Rent expense was $58,169 and $57,432 for the years ended July 31, 2004 and 2003, respectively. Future annual minimum rental payments required under the lease as of July 31, 2004 are as follows:

2005	$ 84,797
2006	113,302
2007	116,545
2008	119,787
2009	123,377
Thereafter	154,028
	$ 711,836

11. CONTINGENCIES:

The Company has certain threatened claims arising in the normal course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's financial position.

SUPPLEMENTAL SCHEDULES

Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL:		
Total stockholder's equity		$ 485,609
Deductions and/or charges:		
Non-allowable assets	$ 148,712	
Other deductions and/or charges	14,000	162,712
Net capital		$ 322,897

There are no material differences between the calculations of net capital in this schedule and that shown in the Financial and Operational Combined Uniform Single (Focus) Report as of July 31, 2004.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	34,478
Minimum dollar requirement	$	50,000
Net capital required	$	50,000
Excess net capital	$	272,897
Excess net capital at 1000%	$	271,180

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Aggregate Indebtedness		
Total allowable liability from statement of financial condition	$	517,169
Total aggregate indebtedness	$	517,169
Percentage of aggregate indebtedness to net capital		160.2%

Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company clears its securities transactions through Bear Stearns Securities Corporation (SEC # 8-43724).

Information for possession or control requirements under Rule 15c3-3 is not applicable.

REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ePLANNING Securities, Inc.
Roseville, California

In planning and performing our audit of the financial statements of ***ePLANNING Securities, Inc.*** (the Company), for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT
(continued)

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Sacramento, California
September 21, 2004